                                                  Filed Pursuant to Rule 424(b)5
                                                Registration File No.: 333-60474

PRICING SUPPLEMENT No. 19
to Prospectus Supplement dated August 20, 2003
to Prospectus Supplement dated June 14, 2001
and Prospectus dated June 14, 2001

                                   $35,000,000
                          LEHMAN BROTHERS HOLDINGS INC.
                           MEDIUM-TERM NOTES, SERIES G
                        0.25% Notes Due February 4, 2012
     Performance Linked to WPP Group plc (WPPGY) American Depositary Shares

Because these notes are part of a series of Lehman Brothers Holdings' debt securities called Medium-Term Notes, Series G, this pricing supplement and the accompanying prospectus supplement, dated August 20, 2003 (the "prospectus supplement") should also be read with the accompanying prospectus supplement, dated June 14, 2001 (the "MTN prospectus supplement") and the accompanying prospectus dated June 14, 2001 (the "base prospectus"). Terms used here have the meanings given them in the prospectus supplement, the MTN prospectus supplement or the base prospectus, unless the context requires otherwise.

o   REFERENCE EQUITY: American Depositary Shares ("ADSs") of WPP Group plc, each of which currently represents five ordinary shares of WPP. WPP is not involved in this offering and has no obligation with respect to the notes.
o   STATED MATURITY DATE: February 4, 2012, subject to postponement if a market disruption event occurs on the valuation date.
o   VALUATION DATE: February 1, 2012, subject to postponement if a market disruption event occurs, as described in page SS-14 of the prospectus supplement, as supplemented by "Market Disruption Events; Postponement of
    Valuation Date Because of a Market Disruption Event" on page PS-4 of this pricing supplement.
o   INTEREST RATE: 0.25% per annum.
o   INTEREST PAYMENT DATES: February 4 and August 4 of each year, beginning on
    August 4, 2005.
o   INTEREST PAYMENT RECORD DATES: 15 calendar days prior to each interest payment date.
o   THRESHOLD VALUE: $59.918, which represents 111.60% of $53.69, which is the average execution price per ADS of WPP that an affiliate of Lehman Brothers
    Holdings has paid to hedge Lehman Brothers Holdings' obligations under the notes.
o   EARLIEST REDEMPTION DATE: January 28, 2008.
o   REDEMPTION NOTICE PERIOD: 30 calendar days.
o   REPURCHASE OPTION: As described in page SS-13 of the prospectus supplement, as supplemented by "Repurchase Option" on page PS-3 of this pricing supplement.
o   OPTIONAL REPURCHASE NOTICE PERIOD: Eight business days.
o   DETERMINATION PERIOD: Three business days.
o   MULTIPLIER: The initial multiplier for WPP ADSs is 1.0. In addition to adjustments to the multiplier described in the prospectus supplement on page
    SS-14 under "Description of the Notes-Adjustments to multipliers and to securities included in the calculation of the settlement value", the multiplier is subject to adjustment if WPP changes the per ADS amount of net dividends it pays.
o   ADDITIONAL ADJUSTMENTS TO MULTIPLIER: If the amount of any net semi-annual dividend that WPP pays on its ADSs is less than $0.23 per ADS (the amount of the net semi-annual dividend per ADS most recently paid by WPP), including if WPP fails to declare or make a net semi-annual dividend payment on its
    ADSs, the multiplier used in determining the settlement value will be reduced, thereby potentially decreasing the amount you may receive upon maturity or upon repurchase or redemption. If the amount of any such net semi-annual dividend is more than $0.23 per ADS, the multiplier will be increased, thereby potentially increasing the amount you may receive upon maturity or upon repurchase or redemption. See "Additional Adjustments to the Multiplier" on page PS-2 of this pricing supplement.
o   STOCK SETTLEMENT OPTION: Yes, as described in page SS-19 of the prospectus supplement, as supplemented by "Stock Settlement Option" on page PS-4 of this pricing supplement.
o   LISTING: The notes will not be listed on any exchange.

    Investing in the notes involves risks. Risk Factors begin on pages PS-2 of this pricing supplement and SS-7 of the prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this pricing supplement, any accompanying prospectus supplement or any accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
                             ----------------------
                                                    Per Note           Total
                                                   ----------      -------------
Public offering price..............................  100.00%        $35,000,000
Underwriting discount..............................    0.25%            $87,500
Proceeds to Lehman Brothers Holdings...............   99.75%        $34,912,500
                             ----------------------
Lehman Brothers Holdings has granted the underwriter an option to purchase, within 13 days of the original issuance, up to an additional $5,250,000 aggregate principal amount of notes on the same terms and conditions set forth above solely to cover over-allotments, if any.
The notes are expected to be ready for delivery in book-entry form only through
The Depository Trust Company on or about February 4, 2005.
                             ----------------------
                                 LEHMAN BROTHERS
January 28, 2005

                             ADDITIONAL RISK FACTORS

THE INCLUSION OF COMMISSIONS AND PROJECTED PROFIT FROM HEDGING IN THE PUBLIC
OFFERING PRICE IS LIKELY TO ADVERSELY AFFECT SECONDARY MARKET PRICES.

Assuming no change in market conditions or any other relevant factors, the price, if any, at which Lehman Brothers Inc. is willing to purchase the notes in secondary market transactions will likely be lower than the public offering price, since the public offering price included, and secondary market prices are likely to exclude, commissions paid with respect to the notes, as well as the projected profit included in the cost of hedging the obligations of Lehman
Brothers Holdings under the notes. In addition, any such prices may differ from values determined by pricing models used by Lehman Brothers Inc., as a result of dealer discounts, mark-ups or other transaction costs.

THE NOTES MAY NOT BE ACTIVELY TRADED.

The notes are not listed on any securities exchange. There may be little or no secondary market for the notes. Even if there is a secondary market, it may not provide significant liquidity. Lehman Brothers Inc. currently intends to act as a market maker for the notes, but it is not required to do so.

YOU HAVE NO SHAREHOLDER RIGHTS.

Investing in the notes is not equivalent to investing in the ADSs or the ordinary shares of WPP. As an investor in the notes, you will not have voting rights or rights to receive net dividends or other distributions (although the multiplier will be adjusted to reflect changes in the rate of net dividends on
WPP ADSs) or any other rights with respect to the ADSs or the ordinary shares of
WPP.

AN INVESTMENT IN THE NOTES IS SUBJECT TO RISKS ASSOCIATED WITH FOREIGN
SECURITIES MARKETS.

The WPP ADSs are based on the ordinary shares of WPP that are denominated in a foreign currency. You should be aware that investments in securities linked to foreign equity securities involve particular risks. The foreign securities markets may be more volatile than U.S. securities markets, and market developments may affect foreign markets differently from U.S. or other securities markets. Direct or indirect government intervention to stabilize the foreign securities markets, as well as cross-shareholdings in foreign companies, may affect trading prices and volumes in those markets. Foreign companies whose securities are publicly traded in the U.S. are generally subject to more limited reporting requirements of the Securities and Exchange Commission than U.S.
reporting companies, and foreign companies are subject to accounting, auditing and financial reporting standards and requirements that differ from those applicable to U.S. reporting companies.

Securities prices outside the United States are subject to political, economic, financial and social factors that apply in foreign countries. These factors, which could negatively affect foreign securities markets, include the possibility of changes in a foreign government's economic and fiscal policies, the possible imposition of, or changes in, currency exchange laws or other laws or restrictions applicable to foreign companies or investments in equity securities of foreign companies and the possibility of fluctuations in the rate of exchange between currencies. Moreover, foreign economies may differ favorably or unfavorably from the U.S. economy in important respects, such as growth of gross national product, rate of inflation, capital reinvestment, resources and self-sufficiency.

                    ADDITIONAL ADJUSTMENTS TO THE MULTIPLIER

The initial multiplier for the WPP ADSs is 1.0. In addition to adjustments to the multiplier described in the prospectus supplement, the multiplier is subject to adjustment as described below if WPP changes the per share amount of net dividends it pays on its ADSs.

If, during the period from, but excluding, the date of this pricing supplement to the valuation date, holders of record of WPP ADSs are entitled to receive a cash dividend (other than an extraordinary cash dividend, as determined by the calculation agent in its good faith judgment) from WPP and the amount of the net dividend is less than the base net dividend (as described below) per ADS (the amount of the net semi-annual dividend per ADS most recently paid by WPP prior to the date of this pricing supplement), including if WPP fails to declare or make a net semi-annual dividend payment on its ADSs (as determined by the calculation agent in its sole and absolute discretion), the multiplier shall be reduced, effective at the close of business on the business day

                                      PS-2

immediately preceding the ex-dividend date for the WPP net dividend (such business day, the "effective adjustment date"), so that the new multiplier equals the product of the then current multiplier and:

                   1  -  base net dividend - new net dividend
                         ------------------------------------
                                    closing price

Any such downward adjustment to the multiplier may decrease the amount you receive upon maturity or upon repurchase or redemption. In no event, however, will the multiplier be reduced to less than zero. The "base net dividend" shall be $0.23, the amount of the net semi-annual dividend per ADS most recently paid by WPP prior to the date of this pricing supplement, subject to adjustment in the event of certain events affecting WPP ADSs, such as share splits, reverse share splits or reclassifications, as determined by the calculation agent, in its good faith judgment. The "new net dividend" shall be the net dividend per
ADS of WPP, which may be zero, giving rise to the adjustment. The "closing price" shall be the closing price of WPP ADSs on the effective adjustment date for the WPP ADS net dividend giving rise to the adjustment. If the calculation agent determines in its sole and absolute discretion that WPP has failed to declare or make a net semi-annual dividend payment, the effective adjustment date for adjusting the multiplier will be the first business day immediately following the 12th day of each January or July and the valuation date, as applicable.

If, during the period from, but excluding, the date of this pricing supplement to the valuation date, holders of record of WPP ADSs are entitled to receive a cash net dividend (other than an extraordinary cash net dividend, as determined by the calculation agent in its good faith judgment) from WPP and the amount of the net dividend is more than the base net dividend per share, the multiplier shall be increased, effective at the close of business on the effective adjustment date, so that the new multiplier equals the product of the then current multiplier and:

                   1  +  new net dividend - base net dividend
                         ------------------------------------
                                     closing price

Any such upward adjustment to the multiplier may increase the amount you receive upon maturity or upon repurchase or redemption. The adjustments to the multiplier discussed above are in addition to any other adjustments that may be made to the multiplier for the reasons described in the prospectus supplement under "Description of the Notes--Adjustments to multipliers and to securities included in the calculation of the settlement value."

You may call Lehman Brothers Inc. at 212-526-0905 to obtain the current value of the multiplier.

                                REPURCHASE OPTION

If you exercise your option to require Lehman Brothers Holdings to repurchase your notes prior to maturity, you will receive on the repurchase date, subject to the following paragraph, for each $1,000 principal amount of notes, a number of WPP ADSs equal to the alternative redemption amount divided by the settlement value. See "Description of the Notes--Your option to require Lehman Brothers
Holdings to repurchase the notes prior to maturity" in the prospectus supplement. Upon the occurrence of certain events, or if WPP is involved in certain extraordinary transactions (as determined by the calculation agent in its sole discretion), the number of WPP ADSs to be delivered may be adjusted and
Lehman Brothers Holdings may deliver, in lieu of or in addition to WPP ADSs, cash and any other equity securities used in the calculation of the settlement value. See "Description of the Notes--Adjustments to multipliers and to securities included in the calculation of the settlement value" in the prospectus supplement. If the calculations above result in fractional shares,
Lehman Brothers Holdings will pay cash to you in an amount equal to the value of the fractional shares based upon the closing price of WPP ADSs or such other equity securities on the third business day preceding the repurchase date.

If, however, Lehman Brothers Holdings determines that it is prohibited from delivering WPP ADSs or other equity securities, or that it would otherwise be unduly burdensome to do so, it will pay the entire repurchase price in cash.

                                      PS-3

                             STOCK SETTLEMENT OPTION

Lehman Brothers Holdings has the option to settle the notes at maturity (but not upon redemption) with ADSs of WPP, as described in "Stock settlement option" of the prospectus supplement. In the event Lehman Brothers Holdings elects stock settlement, you will receive, subject to the following paragraph, for each
$1,000 principal amount of notes, a number of WPP ADSs that as of the valuation date is equal to the greater of (a) $1,000 divided by the settlement value or
(b) the Alternative Redemption Amount divided by settlement value. See
"Description of the Notes--Stock settlement option" in the prospectus supplement. Upon the occurrence of certain events, or if WPP is involved in certain extraordinary transactions (as determined by the calculation agent in its sole discretion), the number of WPP ADSs to be delivered may be adjusted and
Lehman Brothers Holdings may deliver, in lieu of or in addition to WPP ADSs, cash and any other equity securities used in the calculation of the settlement value. See "Description of Notes--Adjustments to multipliers and to securities included in the calculation of the settlement value" in the prospectus supplement. If the calculations above result in fractional shares, Lehman
Brothers Holdings will pay cash to you in an amount equal to the value of the fractional shares based upon the closing price of WPP ADSs or such other equity securities on the valuation date.

Because the settlement value will ordinarily be determined three business days prior to the maturity date, if Lehman Brothers Holdings elects the stock settlement option, the effect to holders will be as if the notes matured three business days prior to the maturity date. Thus, the value of WPP ADSs and any other equity securities and cash that you receive at maturity may be more or less than the amount you would have received had Lehman Brothers Holdings not elected the stock settlement option as a result of fluctuations in the value of these securities during the three-day period. Consequently it is possible that the aggregate value of the cash and securities that you receive at maturity may be less than $1,000 per $1,000 note.

If Lehman Brothers Holdings determines that it is prohibited from delivering WPP
ADSs or other equity securities, or that it would otherwise be unduly burdensome to do so, it will pay the entire amount due on the maturity date in cash.

       MARKET DISRUPTION EVENTS; POSTPONEMENT OF VALUATION DATE BECAUSE OF
                            A MARKET DISRUPTION EVENT

Notwithstanding the description of market disruption events set forth in the prospectus supplement under "Description of the Notes--Market disruption events", the fact that Lehman Brothers Holdings, or any of its affiliates, is unable, after using commercially reasonable efforts to unwind or dispose of, or realize, recover or remit the proceeds of, any transactions or assets it deems necessary to hedge the equity price risk of entering into and performing its obligations with respect to the notes shall not constitute a market disruption event.

If a market disruption event occurs on a day that would otherwise be the originally scheduled valuation date set forth on the cover page of this pricing supplement, the valuation date will be postponed until the next scheduled trading day on which no market disruption event occurs; provided, however, if a market disruption event occurs on each of the eight scheduled trading days following the originally scheduled valuation date, then (a) that eighth scheduled trading day shall be deemed the valuation date and (b) the calculation agent shall determine the closing price of the index stock based upon its good faith estimate of the value of the index stock as of the close of trading on the relevant exchange on that eighth scheduled trading day.

                                      PS-4

     EXAMPLES OF AMOUNT PAYABLE AT MATURITY OR UPON REDEMPTION OR REPURCHASE

Here are two examples of hypothetical alternative redemption amount calculations. In each of these examples it is assumed that WPP does not change the amount of the net semi-annual dividends that it pays on its ordinary shares during the term of the notes.

EXAMPLE 1. ASSUMING THE SETTLEMENT VALUE IS $40.00:

Alternative redemption amount per $1,000 note =

                        $40.00
    $1,000     x     -------------     =  $667.58
                        $59.918

As a result, on the maturity date or upon redemption, you would receive $1,000 per $1,000 note because $1,000 is greater than $667.58.

In the case of stock settlement in this example, you would receive, for each
$1,000 note, 25 WPP ADSs at maturity, or 16 WPP ADSs plus $27.58 in cash upon repurchase.

EXAMPLE 2. ASSUMING THE SETTLEMENT VALUE IS $70.00:

Alternative redemption amount per $1,000 note =

                       $70.00
    $1,000     x     -----------       =  $1,168.26
                       $59.918

As a result, on the maturity date or upon redemption, you would receive
$1,168.26 per $1,000 note because $1,168.26 is greater than $1,000.

In the case of stock settlement in this example, you would receive, for each
$1,000 note, 16 WPP ADSs plus $48.26 in cash at maturity or upon repurchase.

To the extent the actual settlement value differs from the levels assumed above or that WPP changes the amount of the net dividends it pays, the results indicated above would be different.

                    SUPPLEMENTAL USE OF PROCEEDS AND HEDGING

An amount equal to approximately 70% of the proceeds to be received by Lehman
Brothers Holdings from the sale of the notes has been or will be used by Lehman
Brothers Holdings or one or more of its subsidiaries before and immediately following the initial offering of the notes to acquire WPP ADSs.

                                      PS-5

                                 THE INDEX STOCK

WPP GROUP PLC

Lehman Brothers Holdings has obtained the following information regarding WPP
Group plc from WPP Group plc's reports filed with the SEC.

WPP Group plc and its subsidiaries and affiliates comprise one of the largest advertising and marketing businesses in the world. As of May 31, 2004, WPP Group plc had approximately 56,000 employees located in approximately 1,400 offices in
106 countries. The company operates through a number of global, multinational and national advertising and marketing services companies that are organized into four business segments. The company's largest segment is Advertising and
Media investment management, which operates the advertising networks J. Walter
Thompson Company, Ogilvy & Mather Worldwide, Red Cell, Y&R and Bates Asia as
well as media investment management companies such as MindShare and
Mediaedge:cia. The company's other segments are Information, insight and consultancy, where its operations are conducted through Kantar Media Research,
Millward Brown, Research International and other companies; Public relations and public affairs, where it operates through companies such as Burson-Marsteller,
Cohn & Wolfe, Hill & Knowlton and Ogilvy Public Relations Worldwide; and
Branding & identity, Healthcare and Specialist communications, where its operations are conducted by Enterprise IG, Landor Associates, Fitch Worldwide,
CommonHealth, Sudler & Hennessey, Healthworld, OgilvyOne, Wunderman, 141
Worldwide and other companies.

The index stock is registered under the Securities Exchange Act of 1934.
Companies with securities registered under that Act are required to file periodically certain financial and other information specified by the SEC.
Information provided to or filed with the SEC can be inspected and copied at the public reference facilities maintained by the SEC or through the SEC's website described under "Where You Can Find More Information" on page 6 of the accompanying base prospectus. In addition, information regarding the index stock issuer may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents. In connection with the offering of the notes, neither Lehman Brothers Holdings nor any of its affiliates has participated in the preparation of such documents or made any due diligence inquiry with respect to the index stock issuer. Neither
Lehman Brothers Holdings nor any of its affiliates makes any representation that such publicly available documents are or any other publicly available information regarding the index stock issuer is accurate or complete.
Furthermore, Lehman Brothers Holdings and its affiliates cannot give any assurance that all events occurring prior to the date hereof (including events that would affect the accuracy or completeness of the publicly available documents) that would affect the trading price of the index stock issuer have been publicly disclosed. Subsequent disclosure of any such events or the disclosure of or failure to disclose material future events concerning the index stock issuer could affect the value received at maturity with respect to the notes and therefore the trading prices of the notes. Neither Lehman Brothers
Holdings nor any of its affiliates makes any representation to you as to the performance of the index stock issuer.

Lehman Brothers Holdings and/or its affiliates may presently or from time to time engage in business with the index stock issuer, including extending loans to, entering into loans with, or making equity investments in, the index stock issuer or providing advisory services to the index stock issuer, including merger and acquisition advisory services. In the course of such business, Lehman
Brothers Holdings and/or its affiliates may acquire non-public information with respect to the index stock issuer, and neither Lehman Brothers Holdings nor any of its affiliates undertakes to disclose any such information to you.

In addition, one or more of Lehman Brothers Holdings' affiliates may publish research reports with respect to the index stock issuer, and these reports may or may not recommend that investors buy or hold the index stock. The statements in the preceding two sentences are not intended to affect the rights of investors in the notes under the securities laws. As an investor in your note, you should undertake an independent investigation of the index stock issuer as in your judgment is appropriate to make an informed decision with respect to an investment in the index stock issuer.

HISTORICAL INFORMATION ABOUT WPP ADSS

WPP ADSs are listed on The NASDAQ Stock Market under the symbol "WPPGY." The ordinary shares of WPP are listed and traded on the London Stock Exchange.

                                      PS-6

The following table presents the high and low closing prices for WPP ADSs, as reported on The NASDAQ Stock Market during each fiscal quarter in 2002, 2003,
2004 and 2005 (through the date of this pricing supplement), and the closing price at the end of each quarter in 2002, 2003, 2004 and 2005 (through the date of this pricing supplement).

It is impossible to predict whether the price of the index stock will rise or fall. The historical prices of the index stock are not indications of future performance. Lehman Brothers Holdings cannot assure you that the prices of the index stock will not fall below the threshold value or will increase enough so that the alternative redemption amount will be greater than or equal to $1,000.
The historical prices below have been adjusted to reflect any stock splits or reverse stock splits.

All information in the table that follows was obtained from Bloomberg L.P., without independent verification.

                                              HIGH        LOW       PERIOD END
                                            --------    -------    ------------
2002
   First Quarter..........................   $57.56     $46.35        $56.46
   Second Quarter.........................    58.50      42.34         44.08
   Third Quarter..........................    42.86      30.52         34.10
   Fourth Quarter.........................    42.75      30.16         37.88

2003
   First Quarter .........................   $40.06     $26.74        $27.52
   Second Quarter.........................    42.57      28.07         40.07
   Third Quarter..........................    46.81      39.64         42.12
   Fourth Quarter.........................    49.93      43.43         49.30

2004
   First Quarter .........................   $59.50     $48.64        $50.91
   Second Quarter.........................    53.53      46.86         51.23
   Third Quarter..........................    50.94      42.79         46.61
   Fourth Quarter.........................    56.50      46.93         54.67

2005
   First Quarter (through the date of
     this pricing supplement).............   $54.40     $51.27        $53.59

                                      PS-7

HYPOTHETICAL RETURNS

The table below illustrates, for a range of hypothetical settlement values calculated on the valuation date:

o   the hypothetical alternative redemption amount per $1,000 note;

o   the percentage change from the principal amount to the hypothetical alternative redemption amount;

o   the hypothetical total amount payable at stated maturity per $1,000 note;

o   the hypothetical total rate of return;

o   the hypothetical annualized pre-tax rate of return;

o   the hypothetical total rate of return; and

o   the hypothetical annualized pre-tax rate of return.

                                  PERCENTAGE
                                   CHANGE OF
                                 HYPOTHETICAL    HYPOTHETICAL
                  HYPOTHETICAL    ALTERNATIVE    TOTAL AMOUNT                 HYPOTHETICAL                 HYPOTHETICAL
  HYPOTHETICAL    ALTERNATIVE     REDEMPTION      PAYABLE AT                   ANNUALIZED                   ANNUALIZED
   SETTLEMENT      REDEMPTION     AMOUNT OVER       STATED      HYPOTHETICAL    PRE-TAX     HYPOTHETICAL     PRE-TAX
  LEVEL ON THE     AMOUNT PER    THE PRINCIPAL   MATURITY PER    TOTAL RATE     RATE OF      TOTAL RATE      RATE OF
 VALUATION DATE   $1,000 NOTE       AMOUNT        $1,000 NOTE    OF RETURN       RETURN       OF RETURN       RETURN
-------------------------------------------------------------------------------------------------------------------------

    $20.00          $ 333.79        -66.62%        $1,000.00         0.00%        0.00%          1.75%         0.25%
     30.00            500.68        -49.93          1,000.00         0.00         0.00           1.75          0.25
     40.00            667.58        -33.24          1,000.00         0.00         0.00           1.75          0.25
     50.00            834.47        -16.55          1,000.00         0.00         0.00           1.75          0.25
     59.918         1,000.00          0.00          1,000.00         0.00         0.00           1.75          0.25
     60.00          1,001.37          0.14          1,001.37         0.14         0.02           1.89          0.27
     70.00          1,168.26         16.83          1,168.26        16.83         2.25          18.58          2.46
     80.00          1,335.16         33.52          1,335.16        33.52         4.22          35.27          4.41
    100.00          1,668.95         66.89          1,668.95        66.89         7.59          68.64          7.75

-------------
For purposes of this table, it is assumed that WPP does not change the amount of the net semi-annual dividends that it pays on its ADSs during the term of the notes.

The above figures are for purposes of illustration only. The actual amount received by investors and the resulting total and pre-tax rates of return will depend entirely on the actual settlement value determined by the calculation agent. In particular, the actual settlement value could be lower or higher than those reflected in the table.

The table above only provides hypothetical return information with regard to notes held to maturity. It is not applicable in the case of notes repurchased or redeemed prior to the stated maturity date.

You should compare the features of the notes to other available investments before deciding to purchase the notes. Due to the uncertainty as to whether the alternative redemption amount, at stated maturity or in connection with a repurchase or redemption, will be greater than $1,000 per $1,000 note or whether the notes will be redeemed prior to the stated maturity date, the return on investment with respect to the notes may be higher or lower than the return available on other securities issued by Lehman Brothers Holdings or by others and available through Lehman Brothers Inc. You should reach an investment decision only after carefully considering the suitability of the notes in light of your particular circumstances.

                                      PS-8

           SUPPLEMENTAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

Lehman Brothers Holdings is required to provide the comparable yield to you and, solely for tax purposes, is also required to provide a projected payment schedule that includes the actual interest payments on the notes and estimates the amount and timing of contingent payments on the notes. Lehman Brothers
Holdings has determined that the comparable yield is an annual rate of 4.5215%
compounded semi-annually. Based on the comparable yield, the projected payment schedule per $1,000 note is $1.25 semi-annually and $1,348.43 due at maturity.
Lehman Brothers Holdings agrees and, by purchasing a note, you agree, for United
States federal income tax purposes, to be bound by Lehman Brothers Holdings'
determination of the comparable yield and projected payment schedule. As a consequence, for United States federal income tax purposes, you must use the comparable yield determined by Lehman Brothers Holdings and the projected payments set forth in the projected payment schedule prepared by Lehman Brothers
Holdings in determining your interest accruals, and the adjustments thereto, in respect of the notes.

Because there is no statutory, judicial, or administrative authority directly addressing the characterization of notes with terms such as the notes for United
States federal income tax purposes, it is possible that the Internal Revenue
Service could assert characterizations other than those described in the accompanying prospectus supplement that could affect the timing, amount and character of income, gain, loss or deduction. You should consult your own tax advisors concerning the federal income tax consequences of the notes in light of your particular situation. See "United States Federal Income Tax Consequences"
in the accompanying prospectus supplement.

                        SUPPLEMENTAL PLAN OF DISTRIBUTION

Lehman Brothers Holdings has agreed to sell to Lehman Brothers Inc., the agent, as principal, and the agent has agreed to purchase, all of the notes at the price indicated on the cover of this pricing supplement.

The agent will offer the notes initially at a public offering price equal to the issue price set forth on the cover of this pricing supplement. After the initial public offering, the public offering price may from time to time be varied by the agent.

Lehman Brothers Holdings has granted to the underwriter an option to purchase, at any time within 13 days of the original issuance of the notes, up to
$5,250,000 additional aggregate principal amount of notes solely to cover over-allotments. To the extent that the option is exercised, the underwriter will be committed, subject to certain conditions, to purchase the additional notes. If this option is exercised in full, the total public offering price, the underwriting discount and proceeds to Lehman Brothers Holdings would be approximately $40,250,000, $100,625 and $40,149,375, respectively.

Lehman Brothers Holdings expects to deliver the notes against payment on or about February 4, 2005, which is the fifth business day following the date of this pricing supplement.

Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, if any purchaser wishes to trade the notes on the date of this pricing supplement, it will be required, by virtue of the fact that the notes initially will settle on the fifth business day following the date of this pricing supplement, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement.

                                      PS-9

                                   $35,000,000

                          LEHMAN BROTHERS HOLDINGS INC.
                           MEDIUM-TERM NOTES, SERIES G

                        0.25% NOTES DUE FEBRUARY 4, 2012
                              PERFORMANCE LINKED TO
                WPP GROUP PLC (WPPGY) AMERICAN DEPOSITARY SHARES

                             ----------------------

                               PRICING SUPPLEMENT
                                JANUARY 28, 2005

                        (INCLUDING PROSPECTUS SUPPLEMENT
                             DATED AUGUST 20, 2003,

                              PROSPECTUS SUPPLEMENT
                             DATED JUNE 14, 2001 AND

                                   PROSPECTUS
                              DATED JUNE 14, 2001)

                             ----------------------

                                 LEHMAN BROTHERS